ANGELICA CORPORATION HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83 AND THIS LETTER OMITS CERTAIN CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATE FINANCE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. REDACTED CONFIDENTIAL INFORMATION HAS BEEN DENOTED HEREIN WITH "**".


                              Angelica Corporation
                            424 South Woods Mill Road
                          Chesterfield, Missouri 63017




Mara L. Ransom, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C.  20549-3628

                               Re:  Angelica Corporation
                                    Form 8-K Filed February 7, 2006
                                    File No. 1-05674

Dear Ms. Ransom:

     This letter responds to the comments in your letter dated February 8, 2006 ("Comment Letter"), regarding the Form 8-K filed by Angelica Corporation (the "Company") on February 7, 2006 ("February 7 Form 8-K"). For the reasons set forth below, the Company believes that (i) the communications attached to its February 7 Form 8-K and its Form 8-K filed on February 1, 2006 ("February 1 Form 8-K") do not constitute solicitations that are subject to Rule 14a-12, and (ii) the statements in those communications are supported by reasonable beliefs, conclusions drawn from public and private statements made by Steel Partners II, L.P. ("Steel"), and the history of Steel's actions in similar situations. In addition, we believe that disseminating revised communications raises the possibility of confusing, rather than better informing, investors because they might infer that new developments have occurred. Dissemination of revised communications also calls for a response from Steel which may escalate the rhetoric and lessen the opportunity for the Company and Steel to discuss whether a mutually agreeable resolution can be reached. Accordingly, the Company believes that it is not necessary or in the best interests of our shareholders to amend those Forms 8-K or to revise the statements made in the communications attached thereto.

     However, the Company is willing to undertake to comply with Rule 14a-12 with respect to any future written statements concerning solicitations by Steel at the next annual meeting of shareholders of the Company (the "Annual Meeting") as described in Amendment No. 12 to Steel's Schedule 13D filed on February 6, 2006 (the "Steel Opposition Solicitation"). The Company is also willing to undertake that any future statement or assertion of opinion or belief

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 2

concerning the Steel Opposition Solicitation will be characterized as such and will continue to be supported by a reasonable basis that will be provided to the Staff on a supplemental basis if so requested by the Staff.

     The Company's responses to your comments are set forth immediately following the text of the applicable comment in the Comment Letter which are set forth below.

     Comment 1:
     ---------

     Please advise us as to what consideration you have given to filing these communications, as well as those filed on February 1, 2006, pursuant to Rule 14a-12, considering it would appear that Steel Partners plans to conduct a solicitation in opposition, as defined under Rule 14a-6(a)(6).

     Response to Comment 1:
     ---------------------

     The Company considered whether the communications attached to the February 1 Form 8-K and February 7 Form 8-K should have been filed pursuant to Rule 14a-12. The technical basis for its conclusion that such a filing was not necessary is set forth below. We also note that if the decision had been made to file them under Rule 14a-12 that obligation could have been satisfied by checking the 14a-12 box on the cover page of the Forms 8-K that were filed. If Rule 14a-12 was applicable, the legends specified in that rule would have been included at the end of those communications and we would have advised shareholders to review the Company's proxy statement when it becomes available. However, since no record date or meeting date for the Annual Meeting has been set and no proxy statement has been prepared, shareholders would derive little practical benefit from being advised to review the Company's proxy statement when it becomes available. In addition, identifying the Company's management and directors as "participants" under Rule 14a-12 would not have added to the total mix of information available to investors because the Company would have satisfied that requirement merely by incorporating information about them from the Company's proxy statement for last year's annual meeting which is available on EDGAR.

     From a technical perspective, we note that the leading treatise on proxy contests addresses precisely the issue posed by this comment and clearly indicates that the Company is not required to comply with Rule 14a-12 unless and until Steel formally initiates its solicitation in opposition to management's slate:

     When the registrant becomes aware of a possible insurgent bid for one or more board seats, the company does not need to comply with Rule 14a-12 'unless and until an opposing solicitation is actually made.' Such a situation might arise, for example, when a large shareholder, who publicly has expressed dissatisfaction with the performance of incumbent management, furnishes advance notice pursuant to a company's bylaws of a possible intent to nominate one or more

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 3

     director candidates in connection with the next annual meeting. Generally, neither the shareholder's publicized announcement of such notice, nor the filing of a Schedule 13D (or an amendment thereto) disclosing a plan to conduct an election contest, will be deemed to constitute a 'solicitation' within the meaning of Regulation 14A that would trigger corresponding obligations of either party under Rule 14a-12.(1)

     The same view is expressed by the Loss & Seligman treatise on Securities Regulation, which notes the distinction between the treatment of the registrant and the opposing non-registrant in terms of the timing of compliance with the proxy rules dealing with solicitations:

     The Division of Corporation Finance historically has taken the position that a registrant need not comply with Rule 14a-11 unless and until an opposing solicitation of security holders is actually made. However, a nonregistrant solicitor must comply with the Rule from the outset of that person's solicitation, because the staff takes 'regulatory notice' of the fact that the registrant will conduct a solicitation. Moreover, the mere filing of Schedule 14B by a nonregistrant does not trigger an obligation on the part of the registrant to comply with Rule 14a-11; there must be an actual solicitation. SEC, Div. of Corp. Fin., Disclosure Operations: Proxy Rules Reference Book 78 (1980).(2)

     We do not believe that the elimination in the year 2000 of Rule 14a-11 and the incorporation of certain of its requirements into Rule 14a-12 or Schedule 14A changed this interpretation.(3) We note in this regard that the 2001 supplement to the Proxy Contest Treatise contains the passage quoted above and refers to Rule 14a-12.

     The timing of the Company's communications in relation to when the Annual Meeting may be held is also an important factor in determining that the Company's communications do not constitute solicitations. In Smallwood v. Pearl Brewing Company, the Fifth Circuit Court of Appeals concluded that a press release and cover letter mailed to the registrant's shareholders did not constitute a solicitation in significant part because the date for the shareholders meeting had not been established and proxies were not mentioned or requested in those communications.(4) Similarly, a leading secondary authority has noted that the "closer a communication is to a shareholders' meeting or action by written consent, the more likely the courts are to find a 'solicitation.'"(5)

---------------------------
(1) Randall Thomas and Catherine Dixon, Aranow & Einhorn on Proxy Contests for Corporate Control, ss. 6.03[B], 6-16 (3rd ed. 2001) (footnotes omitted) [hereinafter, "Proxy Contest Treatise"].
(2) IV Louis Loss and Joel Seligman, Securities Regulation, 1992, n. 181 (3rd ed. 1990) [hereinafter "Loss & Seligman"].
(3) Release 34-42055 (October 20, 1999) [changes made effective January 24,
2000].
(4) 489 F.2d 579, 600 (5th Cir. 1974).
(5) Mark Sargent and Dennis Honabach, Proxy Rules Handbook, 2-5 (2005).

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 4

     We believe that the bright-line guidance on the timing of communications in relation to the filing of registration statements recently provided by the Commission to rationalize and modernize the securities offering process should also help to inform similar determinations under the proxy rules. In adopting new Rule 163A under the Securities Act of 1933 ("Securities Act"), the Commission noted that issuers need greater certainty that the release of information will not be considered an impermissible offer under Section 5(c) of the Securities Act (so-called "gun jumping").(6) New Rule 163A provides all issuers with a bright-line time period, ending 30 days prior to filing a registration statement, during which issuers may communicate freely with investors without risk of violating the gun-jumping provisions.(7) The Commission stated that it picked the 30-day time frame because it "adequately assures that these communications will not condition the market for a securities offering by providing a sufficient time period to cool any interest in the offering that might arise from the communication."(8)

     The Company has not set a meeting date or a record date for the Annual Meeting. Last year, the Annual Meeting was held on May 24 and it is unlikely that it would be held any earlier than that date this year. As a result, over 100 days will have transpired between the February 7 Form 8-K and the earliest possible date of the Annual Meeting. This time gap is more than three times the amount that the Commission in the analogous gun-jumping context allowed to dissipate any investor conditioning that may have been created. Accordingly, any impressions created by the February 7 Form 8-K or the February 1 Form 8-K will have cooled sufficiently to dispel any regulatory concern that such communications were not filed under Rule 14a-12, as well as the need for any qualifications with respect to the beliefs or opinions reflected therein.

     First Two Sentences of Comment 2:
     --------------------------------

     Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the Staff on a supplemental basis, with a view toward disclosure, by submitting a revised submission that has been annotated with support for each of the assertions made.

     Response to First Two Sentences of Comment 2:
     --------------------------------------------

     In our view, a reasonable investor would understand that the statements made by the Company that are the subject of the Comment Letter are expressions of the Company's opinions and beliefs without explicitly labeling them as such. As described below and in the accompanying sources included with this letter, Steel and other activist investors have frequently engaged in tactics like those aimed at the Company which are accompanied by communications

-----------------------
(6) Release 33-8591 (July 19, 2005).
(7) Id. (see text accompanying n. 155).
(8) Id. (see text accompanying n. 156).

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 5

programs that compel a response from the target company. Investors have thus become accustomed to the exchange of views that occurs in this context and the Company's management needs to have the freedom to respond to the claims that are made so long as its statements are supported by a reasonable basis.

     We believe that allowing such free exchange of reasonably supported views is consistent with the sea-changing amendments to the proxy rules in 1992.(9) Leading commentators on the proxy rules have observed that the 1992 revisions to the proxy rules "took the SEC out of its former role as referee in many intramural disputes between and among shareholders and management, both in proxy contests and in routine proxy solicitations"(10) and moved "SEC supervision of the proxy process away from the shareholder/issuer dialogue except for the formal solicitation of an actual consent or proxy."(11) In the release adopting the 1992 proxy rule amendments (which included elimination of prior Staff review of soliciting materials issued in advance of dissemination of formal proxy statements), the Commission made the following statement which appears to be in full agreement with the view of these commentators:

     The Commission believes that the most cost-effective means to address hyperbole and other claims and opinions viewed as objectionable is not government screening of the contentions or resort to the courts. Rather, the parties should be free to reply to the statements in a timely and cost-effective manner, challenging the basis for the claims and countering with their own views on the subject matter through the dissemination of additional soliciting material. The amendments adopted today applicable to regulated solicitations are intended to promote that goal.(12)

     We nevertheless respect and understand the Staff's legitimate role in ensuring that a reasonable basis exists for statements made during a proxy contest. We believe that the detailed presentation set forth below demonstrates that the statements made by the Company's management are supported by a reasonable basis.

     Third Sentence and First Bullet Point of Comment 2:
     --------------------------------------------------

     We cite the following examples of statements or assertions in the materials that, at a minimum, must be supported and should be revised to provide a basis for belief:

     o You indicate that you are "correcting the record for shareholders" in response to "unsubstantiated claims and seemingly intentional mischaracterizations of fact," in the first paragraph of Exhibit 99.1. Please provide support for the "seemingly

-----------------------
(9)  Release 34-31326 (Oct. 19, 1992).
(10) Amy Goodman and John Olson, A Practical Guide to SEC Proxy and Compensation Rules, 10-3 (3rd ed. 2005).
(11) Id. at 10-6.
(12) See note 9 supra.

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 6

          intentional" nature of the alleged mischaracterizations and revise to state that this constitutes your belief;

     Response to Third Sentence and First Bullet of Comment 2:
     --------------------------------------------------------

     The unsubstantiated claims made in the letter from Steel to Mr. Kruszewski, Director and Chairman of the Company's Special Committee (as defined below), dated February 3, 2006 ("Steel's February 3 Letter"), include the following:

     "the letter sends the Board's true message, that the Board is interested in
     pursuing  a  public  letter  writing   campaign   rather  than  seeking  to
     constructively address valid shareholder concerns" (first paragraph);

     "Angelica's board is acting to preserve a systematic disenfranchisement of shareholders . . " (third paragraph); and

     " . . .[the Board] instead seems to be willing to fight to maintain a failed status quo to entrench themselves at the expense of shareholders" (fourth paragraph).

     We believe there is absolutely no basis for these claims. The Company's board of directors (the "Board") formed a special committee of independent directors (the "Special Committee") on December 16, 2005 to review the concerns expressed by Steel in its letter dated December 14, 2005 ("Steel's December 14 Letter") attached to Amendment No. 11 to Steel's Schedule 13D. The Special Committee offered to expand the size of the Board and to nominate two of Steel's representatives to fill those positions. Because of the threats from Steel described below and Steel's track record in similar situations, the Special Committee conditioned its offer on (i) Steel entering into a standstill agreement to prevent a proxy contest with respect to the 2006 Annual Meeting so that the Company would have the opportunity to implement its current strategic plan and demonstrate to investors that long-term shareholder value will be created by such implementation, and (ii) the Company retaining its current anti-takeover protections. Our Chief Executive Officer, Steve O' Hara, has stated publicly that the Board is open to transactions that would benefit shareholders and his track record makes that position highly credible with investors.(13) In addition, Steel has been expressly invited numerous times to provide specific ideas to improve the Company's performance and has not provided the Company with any such ideas, even after one of Steel's representatives attended a meeting of the Board at the Company's invitation.

-----------------------
(13) INSTITUTIONAL INVESTOR'S ALTERNATIVE INVESTMENT NEWS PUBLICATION (Feb. 10,
2006). (Mr. O'Hara said "the proposed reforms [suggested by Steel] make sense where a board is entrenched, but notes that this was not the case with Angelica
.. . . I have demonstrated my willingness to sell myself out of a job, and I am happy to do it again." This reference is to Mr. O'Hara's former position as CEO of Rawlings Sporting Goods Company, Inc. where over a lengthy period of time he fended off lower offers and engineered the sale of Rawlings to K-2, Inc. at an attractive premium.)

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 7

     It is important to place Steel's statements in context. In Steel's December 14 Letter, Steel threatened that if its strategic directives (including requiring the Company to refrain from any further acquisition activity and using cash flow generated from operations to reduce debt) were not followed by the Board, Steel would be "forced to pursue more aggressive actions."(14) In the alternative, Steel stated in that letter that if the Board would not be willing to take the required actions, the Board should engage an investment banker to initiate a process to seek competitive offers for the Company and to allow the Company's shareholders to determine whether resulting bids adequately reflect full value.(15)

     On January 10, 2006, there was a telephone conference between the Special Committee and Warren Lichtenstein, Jim Henderson and John Quicke from Steel (the "January 10 Call"). During that call, Mr. Lichtenstein demanded that the Company choose one of the following alternatives:

          (a) The Board would agree to replace two existing directors with Mr. Henderson and Mr. Quicke and keep the Board size at 8 members, in return for Steel's agreement to stand still until January 2007; or

          (b) The Board would put the Company up for sale; or

          (c) The Board would increase its size to 10 members, add the two Steel representatives to the Board, and eliminate all takeover defenses.

     In the January 10 Call, Mr. Lichtenstein threatened that if the Company did not agree to one of these alternatives, Steel would either remove all directors at a special meeting of shareholders or would conduct a proxy battle for the two director seats up this year. In a call subsequent to the January 10 Call, Mr. Henderson informed the Chairman of the Special Committee that the option of putting the Company up for sale now is not a substitute for installing two Steel representatives on the Board.

     The context surrounding Steel's statements also includes the long history of Steel and Mr. Lichtenstein in buying large stock positions in undervalued companies and forcing them to sell.(16) This history also includes Steel taking actions to cause the removal of defenses designed to protect shareholders against a change of control without paying a takeover premium or forcing a sale of the target or some other corporate event that may prevent the target from maximizing long-term shareholder value.(17)

-----------------------
(14) See Schedule 13D (Amendment No. 11) filed by Steel on December 16, 2005.
(15) Id.
(16) See Robert Little, AAI's Parent Acting Like a Feisty Kid Again, THE BALTIMORE SUN, at 1D (May 25, 2003).
(17) For example, Steel waged a proxy contest that resulted in BKF Capital Group Inc. ("BKF Capital") declassifying its board of directors and eliminating its shareholder rights plan, among other things. As a result of this proxy contest, Steel was able to place three of its director nominees, including Mr. Lichtenstein, on the board of directors

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 8

     None of the Board's actions in dealing with Steel or in maintaining its anti-takeover protections were motivated by any desire to disenfranchise shareholders or to entrench the Company's management or its directors in office. Many other publicly-traded companies have anti-takeover protections precisely like those which are the subject of Steel's February 3 Letter. In this regard, Citigroup Global Markets issued a report in September 2005 entitled "Hedge Funds at the Gate" which analyzed 31 companies that were involved in hedge fund shareholder campaigns from June 2004 to June 2005 and recommended that corporations take proactive steps to develop a "strong defensive posture... to ensure a company is not pressured into a sale that may not be in the best long-term interests of its shareholders."(18) The reasons for putting these protections in place and maintaining them during a given time period is to give the Board the time and the negotiating leverage to identify and pursue the best strategic alternative that is reasonably available to the Company. These protections also help ensure fair and equal treatment of all shareholders because they work together with the Company's shareholder rights plan to allow the Company to avoid being pressured into transactions that are not substantively or procedurally fair. One of their principal benefits is to give the Board the ability to withstand threats and demands on how to run the business or when to sell the Company that may be made by significant shareholders who are motivated by short-term profit gain rather than the creation of long-term shareholder value.(19)

     In view of the foregoing, we believe it is abundantly clear that Steel has intentionally mischaracterized the conduct and motivation of our Board in dealing with Steel.

     Second Bullet of Comment 2:
     --------------------------

     o You refer to Steel's "fairly transparent attempt to impose its personal interests at the expense of other shareholders," in the second paragraph of Exhibit 99.1. Please provide support for the "transparent attempt" and "personal interests" to which you make reference and characterize this statement as your belief;

     Response to Second Bullet of Comment 2:
     --------------------------------------

     The contextual background provided in response to the previous bullet also demonstrates Steel's personal interest. This personal interest is also apparent from Steel's long history of gaining seats on a target company's board of directors and using that position to aid in forcing a

--------------------------------------------------------------------------------
of BKF Capital and, thereafter, install Mr. Lichtenstein as CEO. Although a sale of BKF Capital has not occurred, the stock price has steadily declined following the conclusion of the proxy contest. See generally n. 28-30 infra.
(18) "Hedge Funds at the Gate," Citigroup Global Markets, p. 18 (Sept. 22,
2005), available at http://www.complianceweek.com. and enter Print Reference Code 010627 [hereinafter "Citigroup Report"].
(19) The Citigroup Report notes that "[t]oday's hedge fund activism bears resemblance to the hostile activity of corporate raiders of the 1980's, but also shows major differences...Instead of greenmail, their goal is usually to get a quick return on their capital." Citigroup Report at 6.

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 9

sale of the target company to obtain a short-term profit.(20) Eliminating a target company's anti-takeover protections and demanding board representation is consistent with this pattern because it increases Steel's influence in forcing a sale of the registrant or initiating some other event to obtain a short-term premium.(21) Each such instance in which Steel can claim credit increases its influence with other targets in the future who fear the same fate and attracts other hedge funds and arbitrageurs who share this short-term investment horizon and are looking for a corporate event to trigger a substantial share price increase.(22)

     A recent article focusing on the activities of a handful of activist hedge funds targeting public companies stated: "[i]t's not unusual for a hedge fund with, say, 6 percent or 7 percent of a company's shares to attract several other funds and form a formidable block with about 25 percent of the outstanding shares."(23) Steel in particular has been known to team up with other hedge funds in waging proxy contests,(24) and Mr. Lichtenstein is quoted as saying:
'"Sometimes it's coincidental, sometimes it's situational... We think alike. We are deep value investors. If we own 10 percent, [Newcastle Partners] owns 10 percent and [The Wynnefield Group] owns 10 percent, the chance of changing what we want to change is high.'"(25)

     Third Bullet of Comment 2:
     -------------------------

     o You indicate that "[c]learly, Steel Partners is seeking to gain control of the Company's Board," in the second paragraph of Exhibit
          99.1. Please provide support for the "clear" attempt to gain control by Steel, considering they are seeking a minority of seats on the Board. Further, substantiate your statements that their control of the Board has been met with "at best mixed results" elsewhere and that "[g]iven [Steel's] track record it is not surprising that [it] would attempt to cloak its self-interest under the guise of 'corporate governance;'"

----------------------
(20) See Robert Little, Investors' Revolt Sets the Stage for Sale of AAI, THE BALTIMORE SUN, at 11C (October 5, 2002).
(21) See 'Activist' Investor Puts AAI in Play, THE BALTIMORE SUN, at 1C (April 21, 2002). As noted above, Mr. Lichtenstein typically pressures management of a company in which Steel is invested to provide him (and/or some of his peers) one or more seats on the board of directors and then he uses his internal position to apply further pressure on the board of directors to retain an investment bank to evaluate "strategic alternatives", or put another way, sell the company.
(22) See note 16 supra; see also Christopher Faille, Angelica Resists Steel Partners' Names, HEDGEWORLD DAILY NEWS, (Feb. 9, 2006) ("Steel Partners' interest in Angelica may have piqued the interest of other activist hedge funds. Pirate Capital LLC, Norwalk, Conn., purchased 978,700 shares on Feb. 6").
(23) Stephen Taub, Taking on Larger Targets, COMPLIANCE WEEK, at 54 (Jan. 2006) available at http://www.complianceweek.com.
(24) See 37 Institutional Investor 51, "Proxy Warriors: Hedge Funds That Buy, Bluster or Bully Their Way Onto Company Board Are the New Shareholder Activists" (Jan. 1, 2003).
(25) Stephen Taub, Proxy Battle Shows Firms' Clout; Not Afraid of a Fight, COMPLIANCE WEEK (June 15, 2004), available at http://www.complianceweek.com.

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 10

     Response to Third Bullet of Comment 2:
     -------------------------------------

     Steel is seeking the election of its two nominees at the next Annual Meeting along with maintaining the current size of the Board at eight members rather than expanding it to 10 members as offered by the Board. **

     Moreover, Steel has a long history of proxy contests and forced sales of companies which makes this threat very tangible and immediate.(26) Mr. Lichtenstein is recognized as running "one of the most aggressive, activist hedge funds specializing in small companies. Since he launched [Steel] more than 10 years ago, Lichtenstein has initiated more than a dozen proxy fights, landed on 16 boards and taken control of about a half-dozen companies."(27)

     Steel's prior efforts to obtain control of the board of directors of target companies has led to mixed results. For example, Steel initiated a proxy contest seeking to induce BKF Capital to declassify its board, remove its shareholder rights plan, pay greater dividends, eliminate its supermajority voting requirement on fundamental events and retain an investment bank to pursue a sale of BKF Capital.(28) In response, BKF Capital agreed, among other things, to declassify its board, eliminate the supermajority voting requirement on fundamental events, eliminate its shareholder rights plan and implement a dividend policy whereby it would pay 70% of free cash flow to shareholders. Steel nevertheless persisted with its proxy contest and won on its proposals which also included placing three of its nominees, including Mr. Lichtenstein, on the board of directors.(29) Shortly thereafter, Mr. Lichtenstein replaced John A. Levin as CEO with himself. At the time the proxy fight commenced, BKF Capital's market capitalization was approximately $314 million; however, it is currently $107 million.(30) Furthermore, the stock price prior to the proxy contest was approximately $34 per share and is now approximately $13 per share.

     The Company is aware that many institutional investors regularly vote for proposals to declassify boards and certain of the other types of anti-takeover protections referenced in Steel's February 3 Letter. Much of this voting follows recommendations by Institutional Shareholder Services ("ISS") and other corporate governance services. The remaining voting is typically performed by policy committees of institutional investors, not by investment analysts. In either case, the recommendations and resulting voting are typically based on predetermined published

----------------------
(26) Id.
(27) Id.
(28) See Schedule 13D filed by Steel on April 29, 2004, and the amendments thereto.
(29) See Definitive Additional Materials attached to Schedule 14A filed with the Commission by BKF Capital on May 16, 2005. See also Form 8-K filed with the Commission by BKF Capital on June 8, 2005.
(30) See chart detailing BKF Capital stock statistics which is available at http://finance.yahoo.com/q/bc?s=BKF&t=1y. This chart highlights the declining stock price of BKF Capital following the conclusion of the proxy contest. A significant dip in the stock price took place in October 2005 due to BKF Capital's restatement of earnings; however, it shortly returned to a price similar to the price it was at prior to the dip and, thereafter it continued its steady descent.

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 11

principles rather than a case by case analysis of the need for and benefits of particular anti-takeover protections at a given point in time.

     It is to Steel's advantage to purport to champion the cause of current generalized notions of good corporate governance because it attracts almost automatic votes from institutional investors in favor of removing anti-takeover protections. As described above, removal of those protections would leave the Company highly vulnerable to a proxy contest bent on the election of directors dedicated to a sale of the Company to reap a short-term takeover premium rather than maximizing long-term shareholder value.(31)

     There is some indication that institutional investors are beginning to recognize that a shareholder rights plan can be an effective negotiating tool for a responsible board of directors to maximize long-term stockholder value. The Citigroup Report states that "[w]hile many governance experts oppose structural defenses such as shareholder rights plans, studies have shown that the presence of such plans results in enhanced shareholder value in company sale situations."(32) For example, a study by Georgia State University released in 2004 found that companies with shareholder rights plans and other takeover defenses outperformed companies without such defenses.(33) Strong takeover defenses were found to be correlated with: (1) higher shareholder returns over three-, five-, and ten-year periods; (2) stronger profitability measures (return on equity, return on assets, return on investment and net profit margin); (3) higher dividend payouts and dividend yields; and (4) higher interest coverage and operating cash flow to liability ratios.(34)

     Such financial analysis of the proper use being made of anti-takeover protections will hopefully overcome over time the current knee-jerk reaction by many institutional investors to their removal. Unfortunately, many hedge funds are focused on short-term control premiums and are all too ready to buy up shares to lend voting support to an investor with a track record like Steel's.(35) The Citigroup Report therefore recommends that "[f]irms should also maintain up-to-date plans with regard to their defense posture to ensure that all shareholders have the ability to recognize the value of a company's franchise in the long-run."(36) Stripping the Company of its anti-takeover protections is thus likely to prevent the Board from being able to take a long-term

--------------------
(31) "'Certain parts of the hedge fund community are imposing very short-term actions on boards to try to increase share value, regardless of whether that's really the right thing for the company.'" Charles M. Nathan & Erik A. Lopez Sr., Hedge Funds and M&A - New Sharks and Too Little Shark Repellant, 37TH ANNUAL INSTITUTE ON SECURITIES REGULATION, Vol. 2 p. 32 (2005) (quoting The Pack, "The Deal, May 2 - May 8, 2005," p. 33 (quoting Herbert Denton, President of Providence Capital Inc.)). "If hedge funds can put a company into play by focusing attention on how undervalued its shares are, whether because of mismanagement or not, the ultimate short-term payoff can be huge." Id.
(32) Citigroup Report at 20.
(33) Lawrence Brown, Corporate Governance and Firm Performance, Georgia State University (Dec. 7, 2004).
(34) Id.
(35) See notes 22 and 23, supra.
(36) See Citigroup Report at 5.

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 12

perspective on the creation of shareholder value and thus undermine its ability to protect the best interests of all shareholders.

     Fourth Bullet of Comment 2:
     --------------------------

     o Provide support for and characterize as your belief your indication that Steel's "insistence on the Board amending its bylaws is primarily geared not for the benefit of all shareholders but instead to the interests of Steel Partners," in Exhibit 99.2.

     Response to Fourth Bullet of Comment 2:
     --------------------------------------

     The responses to the first three bullets of Comment 2 amply demonstrate why the Board believes that Steel's demand for the Company to amend its organizational documents would be primarily geared not for the benefit of all shareholders, but instead to the interests of Steel.

     Last Paragraph of Comment 2:
     ---------------------------

     These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analyst's reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

     Response to the Last paragraph of Comment 2
     -------------------------------------------

     The relevant documents supporting the foregoing statements are referenced in the footnotes above, where appropriate, and copies of such documents are included in the notebook that has been supplementally supplied to the Staff and numbered according to the footnote to which they relate.

     Comment 3
     ---------

     Please  provide  us  with a copy  of the  report  issued  by  Institutional
Shareholder  Services  to which you make  reference  in the sixth  paragraph  of
Exhibit 99.1.

     Response to Comment 3:
     ---------------------

     As requested, a copy of the ISS Report is included in the notebook supplementally supplied to the Staff.

     Request for Disclosure Acknowledgment
     -------------------------------------

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 13


     As requested in the Comment Letter, the Company also acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing;
(ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

Mara L. Ransom, Esq.
U.S. Securities and Exchange Commission
February 24, 2006
Page 14

     We trust that the foregoing fairly demonstrates that the Company had a reasonable basis for the statements it made in the letters attached to the February 1 Form 8-K and the February 7 Form 8-K. We also believe there is a sound legal basis for our conclusion that those letters do not constitute solicitations that are subject to Rule 14a-12.

     If you would like to discuss any of our responses to your comments, please do not hesitate to contact me at 314-854-3807.

                                   Very truly yours,


                                   /s/ Steven L. Frey

                                   Steven L. Frey
                                   Vice President, General Counsel
                                   and Secretary